Exhibit 3.1

Amendment No. 1

To Bylaws of International Land Alliance, Inc.

Adopted May 18, 2022

The bylaws of International Land Alliance, Inc. are hereby amended as follows:

Article III, Section 1 is hereby amended and restated in its entirety to read as follows:

Section 1. Number and Term. The number of Directors which shall constitute the entire Board of Directors shall be determined by resolution of the Board of Directors at any meeting thereof, but shall never be less than one. No decrease in the number of Directors will have the effect of shortening the term of any incumbent Director. The Directors shall be elected at the annual meeting of the stockholders, and each Director shall be elected to serve until his successor shall be elected and shall qualify. Directors need not be stockholders.

Articles III, Section 5 if hereby amended and restated in its entirety to read as follows:

Section 5. Reserved.